

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2016

<u>Via Email</u>
James M. Follo
Chief Financial Officer
The New York Times Company
620 Eighth Avenue
New York, New York 10018

      Re: **The New York Times Company**
                Form 10-K for the year ended December 28, 2014
                Filed February 24, 2015
                File No. 001-05837

Dear Mr. Follo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Melissa Raminpour

                       Melissa Raminpour
                       Accounting Branch Chief